Exhibit I.2

This exchange offer or business combination is made for the securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[Translation]

October 21, 2016

To whom it may concern

Company:      RETAIL PARTNERS CO., LTD.
Name of Representative:     Yasuo Tanaka, President and Representative Director
(Code: 8167; Second Section of Tokyo Stock Exchange)
Contact:         Minoru Shimizu, Director
(Tel: +81-835-20-2477)

Company:      Marukyo Corporation
Name of Representative:     Toshio Saita, Chairman, Representative Director, and CEO
(Code: 9866; Fukuoka Stock Exchange)
Contact:         Yoichi Yasuoka, General Manager of General Affairs Department
(Tel: +81-92-501-5221)

Notice Concerning Execution of Business Integration Agreement and
Share Exchange Agreement in Connection with the Business Integration of
RETAIL PARTNERS CO., LTD. and Marukyo Corporation

RETAIL PARTNERS CO., LTD. (“Retail Partners”) and Marukyo Corporation (“Marukyo”) hereby announce as follows that the both companies executed a business integration agreement (the “Business Integration Agreement”) and a share exchange agreement (the “Share Exchange Agreement”) in accordance with the resolution of each company’s Board of Directors meeting held today, because the both companies agreed to conduct a business integration of the both companies based on the spirit of equality (the “Business Integration”) and a share exchange (kabushiki-kokan) between the both companies (the “Share Exchange”) after detailed discussions toward the Business Integration, following the execution of a memorandum of understanding for the Business Integration (the “MOU”) dated July 21, 2016, as announced in the “Notice Concerning Execution of MOU for the Business Integration through Share Exchange between RETAIL PARTNERS CO., LTD. and Marukyo Corporation” dated July 21, 2016.

Based on the condition that necessary permits and approvals from relevant authorities will be obtained and other necessary measures will be taken in order to conduct the Business Integration, the Share Exchange will be effective on March 1, 2017 after the approval for executing the Share Exchange Agreement is obtained at Retail Partners’ Extraordinary Shareholders Meeting to be held on December 21, 2016 and at Marukyo’s Annual Shareholders Meeting to be held on December 15, 2016.

Due to the Share Exchange, and prior to the effective date of the Share Exchange (planned to be March 1, 2017), the shares of common stock in Marukyo will be delisted from the Securities Membership Corporation Fukuoka Stock Exchange (the “Fukuoka Stock Exchange”) on February 24, 2017 (the last trading day will be February 23, 2017).

Retail Partners agreed today with Nishi - Nippon Railroad Co., Ltd. (“Nishitetsu”) to transfer 1,568,000 shares of Marukyo common stock held by Nishitetsu (10.00% of the total issued and outstanding shares (as of March 31, 2016); the “Shares Subject to Prior Transfer to Retail Partners”) to Retail Partners through off-market direct trading on November 21, 2016 (planned), which is prior to the effective date of the Share Exchange (planned to be March 1, 2017).

1.         Purpose of the Business Integration

The business environment for the food-based supermarket industry, which is the primary business of both companies, is becoming increasingly harsh as the Japanese population continues to decline and becomes older and competition between general merchandise stores, convenience stores, drug stores, discount stores, and the like intensifies and reaches across established business categories.  The movement towards industry reorganization through corporate integration is also continuing to accelerate in the food-based supermarket industry, and it is believed that competition will continue to intensify even more in the future.

Retail Partners was formed through the business integration of Marukyu Co., Ltd. (“Marukyu”) and Marumiya Store Co., Ltd. (“Marumiya Store”) on July 1, 2015, with the purpose of (i) building an alliance of companies whose main businesses are food-based supermarkets in the Shikoku and Chugoku regions, the Kyushu region, and the Kinki region, (ii) strengthening their competitiveness and business foundations by combining their expertise and management resources and (iii) aiming to enable each of those operating subsidiaries to achieve growth and increased corporate value as robust local supermarkets.  The Retail Partners group has now expanded to 143 food-based supermarket stores and 26 discount stores in the Chugoku and Kyushu regions.  Marukyu and Marumiya Store, which became operating subsidiaries of the holding company Retail Partners as a result of that business integration, have established a business integration committee to generate synergistic effects from the integration and have been successfully making an effort to some extent in streamlining operations of the stores, cutting fixtures and material procurement costs, and educating personnel.

At the same time, in order to enjoy the benefits of the aforementioned synergistic effects and achieve further increase in the corporate value of the Retail Partners group, it is necessary to expand and deepen alliances with other competitors in the same industry that possess outstanding expertise.  In particular, the Retail Partners group has sought alliances with other prominent competitors in the same industry in Fukuoka Prefecture, based on the perception that in addition to Marukyu, which has been developing its business mainly in Yamaguchi Prefecture, and Marumiya Store, which has been developing its business mainly in Oita Prefecture, it is essential for the Retail Partners group to welcome into its alliance of local supermarkets another like-minded and prominent competitor in the same industry whose business is based in Fukuoka Prefecture, lying between the prefectures of Yamaguchi and Oita.

Since opening its first store in the Zasshonokuma region of Fukuoka Prefecture in 1964, Marukyo has continued to expand its business primarily in that prefecture, presently operating 88 stores.  Based on the concept of “providing good fresh products at cheap prices,” Marukyo has aspired to be a company which is closely linked to its region and respects communication with its customers, and it has achieved stable growth by providing the customers in its region with good quality products, focusing on foodstuffs.  At present, Marukyo has eight distribution centers in and around Fukuoka City (for food products, frozen foods, daily commodities, meat, meat processing center, vegetables and fruit, fresh fish, and household dishes) and delivers fresh and cheap products to its customers every day.

On the other hand, the decline in market size due to the accelerated aging of society and an increase in openings of discount stores have given rise to expectations that the food-based supermarket industry in the Kyushu region will experience a dramatic increase in competition, and it is anticipated that this harsh market environment will continue.  Faced with these conditions, Marukyo believes that in order to achieve growth as a local supermarket that has roots in its region, it is necessary to further strengthen its competitive edge in terms of “products,” “personnel,” and “stores” and to establish robust management bases.  In particular, Marukyo has deliberated a variety of options, including alliances with other competitors in the same industry to supplement the management resources it currently lacks, based on a perception that it is essential for Marukyo to increase its products’ competitiveness by expanding its range of fresh food products and household dishes, improving the freshness of its products, and increasing further value in its products.

Under these circumstances, Retail Partners and Marukyo are both developing businesses in neighboring regions as food-based supermarkets that support the daily lives of the people living in those regions, and they have come to share awareness with each other that, in the recent difficult environment food-based supermarkets are facing, it is vital to create alliances with other prominent competitors in the same industry to mutually supplement management resources in order to continue making a contribution to regional communities and to continue being food-based supermarkets favored by their customers.

On this basis, Retail Partners and Marukyo have, as fellow food-based supermarkets that have roots in their local regions, recognized that they have no option but to seek to increase their competitiveness by integrating their management resources and expertise while maintaining mutual respect for each other’s independence and autonomy, and they reached final agreement today regarding the Business Integration and the Share Exchange upon discussions between the management teams of the both companies after the execution of the MOU for the realization of business integration with Retail Partners as the holding company and Marukyo as an operating subsidiary based on the spirit of equality.  It is anticipated that as a result of the Business Integration, the consolidated sales of Retail Partners will reach approximately 230 billion yen and the consolidated ordinary income of Retail Partners will reach approximately 7.5 billion yen.  It is believed that by seeking to combine individually developed best practices of both companies, including those related to streamlined operation of the stores, product policies, store development, and improvement in customer services, by sharing information and expertise and exchanging personnel, and as a result of pursuing the advantages of scale, the management bases of the entire Retail Partners group, including Marukyo, will be further strengthened, and that business integration will contribute to an increase in the corporate value of both companies.

After the Business Integration, both companies will seek to bring together competitors in the same industry having prominent expertise in the Shikoku and Chugoku regions and the Kinki region, deepen alliances between food-based supermarkets, attempt to overcome the limits on growth for local supermarkets, and endeavor to increase the corporate value of the entire Retail Partners group, including Marukyo.

2.         Outline of the Business Integration

(1)        Method of the Business Integration

The Business Integration will be conducted through a share exchange where Retail Partners becomes the sole parent company and Marukyo becomes the wholly owned subsidiary company.

Based on the condition that necessary permits and approvals from relevant authorities will be obtained and other necessary measures will be taken in order to conduct the Business Integration, the Share Exchange will be effective on March 1, 2017 after the approval for executing the Share Exchange Agreement is obtained at Retail Partners’ Extraordinary Shareholders Meeting to be held on December 21, 2016 and at Marukyo’s Annual Shareholders Meeting to be held on December 15, 2016.

Prior to the Share Exchange, Marukyo confirmed that it will continue its business alliance with Nishitetsu, a major shareholder of Marukyo.  On the other hand, Marukyo reached an agreement to cancel its capital alliance with Nishitetsu, which was regarded necessary for the both companies to strengthen the business alliance at first and has generated certain results so far, since Marukyo and Nishitetsu have judged that the both companies will be able to maintain the effects of their business alliance without the current capital alliance.

Along with this, Retail Partners agreed today with Nishitetsu to transfer the Shares Subject to Prior Transfer to Retail Partners to Retail Partners through off-market direct trading on November 21, 2016 (planned), because in selling the Shares Subject to Prior Transfer to Retail Partners in connection with the cancellation of the capital alliance between Marukyo and Nishitetsu, Retail Partners judged it preferable to receive the Shares Subject to Prior Transfer to Retail Partners through off-market direct trading in order to mitigate the impact on price formation in the market.  The share transfer based on this agreement will be conducted through secondary distribution (“uridashi”) as procedures prescribed by relevant laws and regulations.

Please see “Notice Concerning Cancellation of Capital Alliance, Continuation of Business Alliance, Secondary Distribution of Shares, and Change of Major Shareholder” announced by Marukyo today for further details regarding the cancellation of capital alliance with Nishitetsu and the secondary distribution.

(2)        Management System After Business Integration

(i)         Trade Names and Head Office Locations (Planned)

The respective trade names and head office locations of Retail Partners and Marukyo will not change.

(ii)        Management System of Retail Partners (Planned)

With respect to the management system of Retail Partners after the Business Integration, in addition to the present Directors of Retail Partners who will remain in office, Marukyo will appoint the following three persons as new Directors (one of whom will be an Outside Director) of Retail Partners.  Of those Directors, the Chairman, Representative Director, and CEO of Marukyo will be appointed as the Chairman and Representative Director of Retail Partners.  As a result, Retail Partners will have three Representative Directors in total and ten Directors (three of whom will be Outside Directors) in total.

The proposal for election of directors of Retail Partners will be submitted to Retail Partners’ Extraordinary Shareholders Meeting to be held on December 21, 2016.

Chairman and Representative Director	Toshio Saita (presently the Chairman, Representative Director, and CEO of Marukyo)

Director	Shunichi Tomimatsu (presently the President, Representative Director, and COO of Marukyo)

Outside Director	Tomoyuki Fujii (presently an Outside Director of Marukyo (a full-time member of the Audit and Supervisory Committee))

(iii)       Other matters

Retail Partners and Marukyo will further discuss and decide other matters related to the management system after the Business Integration.

(3)        Schedule for Business Integration

Record date for the Annual Shareholders Meeting (Marukyo)	September 30, 2016

Date of resolution by the Board of Directors meeting for the Business Integration Agreement and the Share Exchange Agreement	October 21, 2016 (today)

Execution date for the Business Integration Agreement and the Share Exchange Agreement (both companies)	October 21, 2016 (today)

Date of public notice of the record date for the Extraordinary Shareholders Meeting (Retail Partners)	October 24, 2016 (planned)

Record date for the Extraordinary Shareholders Meeting (Retail Partners)	November 8, 2016 (planned)

Annual Shareholders Meeting for the approval of the Share Exchange Agreement	December 15, 2016 (planned)

(Marukyo)

Extraordinary Shareholders Meeting for the approval of the Share Exchange Agreement (Retail Partners)	December 21, 2016 (planned)

Last trading date (Marukyo)	February 23, 2017 (planned)

Delisting date (Marukyo)	February 24, 2017 (planned)

Effective date of the Share Exchange	March 1, 2017 (planned)

Note:                                              The schedule for the Business Integration may be changed through discussions between both companies for procedural necessity or for other reasons.

(4)        Allotment of Shares in the Share Exchange

	Retail Partners (Sole parent company in share exchange)	Marukyo (Wholly owned subsidiary company in share exchange)
Share exchange ratio for the Share Exchange	1	1

Number of shares to be delivered in the Share Exchange	Retail Partners common stock: 13,836,553 shares (planned)

Note 1:                                    Share allotment ratio

1 share of Retail Partners common stock will be allotted and delivered for each share of Marukyo common stock.

Note 2:                                    Number of shares to be delivered through the Share Exchange

Retail Partners common stock: 13,836,553 shares (planned)

The above number of shares of common stock has been calculated based on the total number of issued and outstanding shares of Marukyo common stock as of June 30, 2016 (15,675,000 shares) and by deducting the number of the Shares Subject to Prior Transfer to Retail Partners (1,568,000 shares) from the number of shares to be delivered through the Share Exchange.  However, by the point in time immediately before the point in time all the issued and outstanding shares of Marukyo are obtained by Retail Partners through the Share Exchange (the “Record Time”), Marukyo will cancel all of its treasury shares at the Record Time (including Marukyo’s own shares that are acquired by it through a purchase as a result of a request for purchase from dissenting shareholders exercised pursuant to Article 785, Paragraph 1 of the Companies Act in connection with the Share Exchange), so the number of treasury shares (270,447 shares) of Marukyo as of June 30, 2016 is excluded from the number of shares to be delivered through the Share Exchange in the above calculation.

Retail Partners will allot and deliver to the shareholders of Marukyo at the Record Time the number of shares of Retail Partners common stock calculated based on the share exchange ratio for the Share Exchange (the “Share Exchange Ratio”) described in the table above.  The shares to be allotted and delivered will be composed of Retail Partners’ treasury shares and newly issued shares.  The number of treasury shares held by Retail Partners as of August 31, 2016 is 1,800,722.

If the number of treasury shares of Marukyo as of June 30, 2016 changes by the Record Time, including in a case where one or more shareholders of Marukyo exercise the right to demand purchase of shares, the number of shares to be delivered in the Share Exchange might be adjusted.

Note 3:            Treatment of shares constituting less than one unit

Shareholders of Marukyo who will hold shares of Retail Partners constituting less than one unit (100 shares) as a result of the Share Exchange may use the following systems on and after the effective date of the Share Exchange.

(i)                           System to demand for purchase of shares constituting less than one unit (sale of shares constituting less than one unit)

A shareholder who holds shares constituting less than one unit of Retail Partners shares may demand that Retail Partners purchase that shareholder’s shares constituting less than one unit pursuant to Article 192, Paragraph 1 of the Companies Act.

(ii)                        System to demand for sale of shares constituting less than one unit (purchase to reach one unit)

A shareholder who holds shares constituting less than one unit of Retail Partners shares may demand that Retail Partners sell to that shareholder the number of shares of common stock that would be needed, together with the number of shares constituting less than one unit that shareholder already holds, to constitute one unit (100 shares) pursuant to Article 194, Paragraph 1 of the Companies Act and Retail Partners’ Articles of Incorporation, unless Retail Partners does not hold the number of treasury shares needed to satisfy the demand for sale.

(5)        Dividend of Surplus

It is planned that Marukyo will distribute dividends of surplus at the end of fiscal year at the amount of JPY 8 per share of which record date is September 30, 2016, and dividends of surplus at the amount of JPY 8 per share of which record date is February 28, 2017 on the condition that the Share Exchange becomes effective.

(6)                       Handling of Share Options (shinkabu yoyakuken) and Bonds with Share Options (shinkabu yoyakuken tsuki shasai) in connection with the Share Exchange

As of today, Marukyo has not issued any share options or bonds with share options, so this matter is not applicable.

3.         Basis for Calculation, etc. of Allotment of Shares in the Share Exchange

(1)        Basis and reasons for the Share Exchange Ratio

After executing the MOU on July 21, 2016, each of Retail Partners and Marukyo decided to separately request a third-party valuation institution independent of both companies to calculate a share exchange ratio in order to ensure the fairness and the appropriateness when calculating share exchange ratios.  Retail Partners appointed Nakamura CPA Office (“Nakamura CPA Office”) as its third-party valuation institution, and Marukyo appointed Verdad Consulting K.K. (“Verdad Consulting”) as its third-party valuation institution.

Retail Partners and Marukyo repeatedly held mutual negotiations and consultations after conducting careful reviews on the basis of the results of the share exchange ratio calculations submitted by their respective third-party valuation institutions on October 20, 2016, as well as in consideration of the results of the due diligence conducted by each company with respect to the other party.  As a result, Retail Partners and Marukyo came to the conclusion that the Share Exchange Ratio is appropriate and does not undermine the interests of their respective shareholders.  Therefore, the execution of the Business Integration Agreement and the Share Exchange Agreement was approved today by the respective Board of Directors meetings of Retail Partners and Marukyo.

If, during the period before the effective date of the Share Exchange Agreement, the financial conditions or management conditions of Retail Partners or Marukyo change adversely, any event that is a material obstacle to the implementation of the Business Integration is found or arises, or the purpose of the Business Integration becomes difficult to achieve due to any reason, Retail Partners and Marukyo might adjust the Share Exchange Ratio upon mutual consultation and agreement.

(2)        Calculation

(i)         Names of the valuation institutions and relationships with the both companies

In relation to calculating a share exchange ratio for the Share Exchange, Retail Partners appointed Nakamura CPA Office as its third-party valuation institution, and Marukyo appointed Verdad Consulting as its third-party valuation institution.

Neither Retail Partners’ third-party valuation institution Nakamura CPA Office nor Marukyo’s third-party valuation institution Verdad Consulting is a related party of either Retail Partners or Marukyo or has a material interest relationship with Retail Partners or Marukyo requiring disclosure in regard to the Share Exchange.

(ii)        Outline of the calculation

Nakamura CPA Office used average market price analysis for the calculation because separate market share prices exist for the shares of Retail Partners and for the shares of Marukyo.  In addition, it used discounted cash flow analysis (“DCF Analysis”) for the calculation in order to take into account the state of future business operations in the assessment.

October 20, 2016 was used as the record date for the average market price analysis, and the closing share price on the record date, and a simple average of the closing prices for each of the one-month, three-month, and six-month periods up to and including the record date, were used in that calculation.  Significant increase or decrease in revenue is not expected for the fiscal years in the financial projections for Retail Partners and Marukyo that were used as a basis for the DCF Analysis.  The financial projection for each company is not premised on the implementation of the Business Integration including the Share Exchange.

The following shows results for share exchange ratio calculations using each method of analysis, with the per share value of Retail Partners stock set to one.

Method of analysis	Share exchange ratio
Average market price analysis	0.757-0.964
DCF Analysis	0.911-1.050

In calculating the share exchange ratios above, Nakamura CPA Office used information that was provided by Retail Partners and Marukyo, other information that Nakamura CPA Office included in its considerations, and public information, without any independent verification for accuracy and completeness and on the assumption that the information was accurate and complete.  Nakamura CPA Office also assumed that the financial projection for each of Retail Partners and Marukyo had been reasonably prepared based on the best projections and judgment currently available to the management of each company at that time.  Nakamura CPA Office did not independently perform any valuation, appraisal, or assessment of assets and liabilities (which include off-the-book assets and liabilities, and other contingent liabilities) for either company or any of their affiliates and did not separately request any third-party institution to make such an appraisal or assessment.  The share exchange ratio calculations by Nakamura CPA Office are based on the above information available and economic conditions existing up to October 20, 2016.

Verdad Consulting used the following means of analysis for the calculation: market price analysis, because the shares of each of Retail Partners and Marukyo are listed on a financial instruments exchange and separate market share prices exist for those shares; comparable company analysis, because there are several comparable listed companies for which comparison to each of Retail Partners and Marukyo is possible, and analogical inference of share value is possible through comparable company analysis; and DCF Analysis, in order to take into account the state of future business operations in the assessment.

The following shows results for share exchange ratio calculations using each method of analysis, with the per share value of Retail Partners stock set to one.

Method of analysis	Share exchange ratio
Market price analysis (Record Date 1)	0.608-0.631
Market price analysis (Record Date 2)	0.835-0.964
Comparable company analysis	0.863-1.389
DCF Analysis	0.978-1.217

Average market price analysis was calculated (i) with July 20, 2016 as a record date

(“Record Date 1”), which was the day immediately before the “Notice Concerning Execution of MOU for the Business Integration through Share Exchange between RETAIL PARTNERS CO., LTD. and Marukyo Corporation” was announced by Retail Partners and Marukyo, the closing share price on Record Date 1, and the average of the closing prices (the simple average of closing prices and volume weighted average closing prices) for each of the one-month, the three-month, and the six-month periods up to and including Record Date 1, being used in the calculation and (ii) with October 20, 2016 as a record date (“Record Date 2”), and the closing share price on Record Date 2, and the average of the closing prices (the simple average of closing prices and volume weighted average closing prices) for the period from July 21, 2016 to Record Date 2, being used in the calculation.

Comparable company analysis was based on the enterprise value to earnings before interest, taxes, depreciation, and amortization (EBITDA) ratio and market capitalization to price earnings ratio (PER), after selecting comparable companies in light of similarities with each of Retail Partners and Marukyo in terms of business details, etc.

Enterprise value and share price were evaluated with DCF Analysis by discounting, at a certain rate, the free cash flows expected to be generated by each of Retail Partners and Marukyo in the future to the present value, based on each financial projection of the companies and taking into account various factors including business planning, business performance movement up to present, and information disclosed to the public.  Significant increase or decrease in revenue is not expected for the fiscal years in the financial projection for each company that was used as the basis for the DCF Analysis, and the financial projection for each company is not premised on the implementation of the Business Integration including the Share Exchange.

In calculating the share exchange ratios above, Verdad Consulting used information that was provided by Retail Partners and Marukyo, other information that Verdad Consulting included in its considerations, and public information, without any independent verification for accuracy and completeness and on the assumption that the information was accurate and complete.  Verdad Consulting also assumed that the financial projection for each of Retail Partners and Marukyo had been reasonably prepared based on the best projections and judgment currently available to the management of each company at that time.  Verdad Consulting did not independently perform any valuation, appraisal, or assessment of assets and liabilities (which include off-the-book assets and liabilities, and other contingent liabilities) for either company or any of their affiliates and did not separately request any third-party institution to make such an appraisal or assessment.  The share exchange ratio calculations by Verdad Consulting are based on the above information available and economic conditions existing up to October 20, 2016.

(3)        Prospects and Reasons for Delisting

If the Share Exchange is conducted, Retail Partners will obtain all of the issued and outstanding shares of Marukyo on the effective date of the Share Exchange (March 1, 2017).  Prior to that, the shares of common stock in Marukyo will, in accordance with the delisting criteria of the Fukuoka Stock Exchange,be delisted on February 24, 2017 (the last trading day is planned to be February 23, 2017).  After delisting, the shares of common stock in Marukyo cannot be traded on the Fukuoka Stock Exchange, but the shareholders of Marukyo will be allotted shares of Retail Partners common stock as described in “(4) Allotment of

Shares in the Share Exchange” of “2. Outline of the Business Integration” above.

The shares of common stock in Retail Partners that are to be allotted for each share of common stock in Marukyo as consideration for the Share Exchange are listed on the Second Section of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”), and it will still be possible to trade those shares of common stock in Retail Partners on the Second Section of the Tokyo Stock Exchange on and after the effective date of the Share Exchange, so each shareholder of Marukyo that is to be allotted 100 shares (which constitutes one share unit) or more of common stock in Retail Partners in the Share Exchange might receive fractional shares constituting less than one share unit in accordance with the shares the shareholder holds, but the shareholder will be able to continue to trade shares constituting one or more share units on the Second Section of the Tokyo Stock Exchange, and therefore will be provided with liquidity for those shares.

On the other hand, each shareholder of Marukyo that is to be allotted less than 100 shares (which constitutes one share unit) of common stock in Retail Partners will become a holder of shares constituting less than one share unit of Retail Partners through the Share Exchange.  It will not be possible to sell fractional shares constituting less than one share unit on the Second Section of the Tokyo Stock Exchange, but each such shareholder who will hold fractional shares constituting less than one share unit will, upon that shareholder’s request, be able to take advantage of the system to demand for purchase from holders of shares constituting less than one unit or the system to demand for sale to holders of shares constituting less than one unit.  For details of handling in that case, please see “Note 3: Treatment of shares constituting less than one unit” of “(4) Allotment of Shares in the Share Exchange” of “2. Outline of the Business Integration” above.

(4)        Measures to ensure fairness

(i)         Advice from independent third-party valuation institutions

Retail Partners requested Nakamura CPA Office, a third-party valuation institution, to conduct a share exchange ratio calculation in order to ensure the fairness of the share exchange ratio used in the Share Exchange, conducted negotiations and discussions with Marukyo referring to those calculation results, etc., and resolved at Retail Partners’ Board of Directors meeting held today to conduct the Share Exchange using the Share Exchange Ratio.

Marukyo requested Verdad Consulting, a third-party valuation institution, to conduct a share exchange ratio calculation in order to ensure the fairness of the share exchange ratio used in the Share Exchange, conducted negotiations and discussions with Retail Partners referring to those calculation results, etc., and resolved at Marukyo’s Board of Directors meeting held today to conduct the Share Exchange using the Share Exchange Ratio.

Neither Retail Partners nor Marukyo obtained a written opinion (fairness opinion) from their respective third-party valuation institutions to the effect that the agreed-upon Share Exchange Ratio is appropriate for their respective shareholders from a financial perspective.

(ii)        Advice from independent law firms

Retail Partners has obtained from Mori Hamada & Matsumoto, as its legal advisor for the Share Exchange, advice from a legal perspective regarding various procedures for the Share Exchange and the method and process of decision-making by its Board of Directors.

Marukyo has obtained from Anderson Mōri & Tomotsune, as its legal advisor for the Share Exchange, advice from a legal perspective regarding various procedures for the Share Exchange and the method and process of decision-making by its Board of Directors.

Neither Mori Hamada & Matsumoto nor Anderson Mōri & Tomotsune is a related party of either Retail Partners or Marukyo or has a material interest relationship with Retail Partners or Marukyo requiring disclosure in regards to the Share Exchange.

(5)        Measures to avoid conflicts of interest

No special measure has been taken because there is no capital relationship between Retail Partners and Marukyo and there is no person concurrently serving in executive positions at both companies.

4.         Outline of Parties to Business Integration

		Sole parent company in share exchange	Wholly owned subsidiary company in share exchange

(1)	Name	RETAIL PARTNERS CO., LTD.	Marukyo Corporation

(2)	Location	1936 Edomari, Hofu, Yamaguchi	5-3-1, Yamada, Onojo, Fukuoka

(3)	Name and Title of Representative	Yasuo Tanaka, President and Representative Director	Toshio Saita, Chairman, Representative Director, and CEO

(4)	Description of Business	Group business management	Retailing of general foodstuffs, fresh food products, daily commodities, etc.

(5)	Capital	4,000 million yen (as of August 31, 2016)	5,996 million yen (as of March 31, 2016)

(6)	Date of Incorporation	March 12, 1954	December 3, 1964

(7)	Number of Shares Issued	28,347,628 shares (as of August 31, 2016)	15,675,000 shares (as of March 31, 2016)

(8)	Fiscal Year End	End of February	September 30 (Note)

(9)	Number of Employees	1,138 (consolidated) (as of February 29, 2016)	544 (consolidated) (as of September 30, 2015)

(10)	Principal Customers	N/A	Yamae Hisano Co., Ltd. Kokubu Group Corp.

(11)	Main Financing Banks	The Yamaguchi Bank, Ltd. THE NISHI-NIPPON CITY BANK, LTD. Sumitomo Mitsui Trust Bank, Limited	THE NISHI-NIPPON CITY BANK, LTD. The Bank of Fukuoka, Ltd. Sumitomo Mitsui Banking Corporation

(12)	Major Shareholders and Shareholding Ratio

Marukyu Kyoeikai

8.48%

Masayoshi Miyano

5.99%

The Yamaguchi Bank, Ltd.

4.27%

Kokubu Group Corp.

3.92%

NIPPON ACCESS, INC

3.60%

Nippon Life Insurance Company

3.32%

THE NISHI-NIPPON CITY BANK, LTD.

3.30%

MS Nishi-Nippon Kashi K.K.

2.40%

BBH FOR FIDELITY LOW-PRICED

STOCK FUND (PRINCIPAL ALL

SECTOR SUBPORTFOLIO) (Standing proxy:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

1.67%

Rotary Corporation K.K.

1.62%

(as of August 31, 2016)

Kimiyo Saita

17.02%

Yamae Hisano Co., Ltd.

12.86%

Nishi-Nippon Railroad Co., Ltd.

10.00%

Ikeda Kosan, LLC

6.75%

Marukyo Customers Shareholding Association

5.25%

THE NISHI-NIPPON CITY BANK, LTD.

3.69%

HSBC Bank PLC A/C Marathon Fusion Japan Partnership LP (Standing proxy: HSBC Tokyo Branch)

2.33%

Hiroki Sato

1.77%

The Bank of Fukuoka, Ltd.

1.68%

Mitsubishi Shokuhin Co., Ltd.

1.51%

(as of March 31, 2016)

(13)	Relationship Between the Parties

Capital Relationship	N/A

Personnel Relationship	N/A

Business Relationship	N/A

Status as “Related Parties (kanren toujisha)”	N/A

(14)	Financial Position and Results of Operations for the Past 3 Years

	Retail Partners (Consolidated)			Marukyo (Consolidated)
Fiscal Year End	February 2014	February 2015	February 2016	September 2013	September 2014	September 2015
Consolidated Net Assets	18,541	21,183	25,815	39,263	40,906	42,299
Consolidated Total Assets	37,254	41,316	52,029	48,291	49,850	51,762
Consolidated Net Assets per Share (yen)	746.98	852.10	972.44	2,545.79	2,653.66	2,745.44
Consolidated Sales	83,052	86,088	113,880	84,456	84,350	84,417
Consolidated Operating Income	3,699	3,485	4,408	1,127	1,954	2,455
Consolidated Ordinary Income	3,849	3,911	4,632	1,351	2,185	2,685
Consolidated Net Income	1,839	2,332	4,287	(1,985)	1,842	1,651
Consolidated Net Income per Share (yen)	75.46	95.55	168.60	(128.72)	119.49	107.16
Dividend per Share (yen)	12.00	14.00	16.00	15.50	17.50	15.75

(Unit: millions of yen, unless specified)

Note: Parentheses denote negative figures.

Note: It is planned that Marukyo will change its business year from “from October 1, each year to September 30, the next year” to “from March 1, each year to the end of February, the next year” on the condition that the resolution regarding the execution of the Share Exchange Agreement is approved as proposed by Marukyo in the Annual Shareholders Meeting for the approval of the Share Exchange Agreement and that the Share Exchange is not cancelled on or before the day immedeately before February 28, 2017.  Please see “Notice Concerning Change of Business Year and Partial Revision of Articles of Incorporation” announced by Marukyo today for further details regarding the change of the business year.

5.         Status of Listed Company After Business Integration

Sole parent company in share exchange

(1)	Name	RETAIL PARTNERS CO., LTD.

(2)	Location	1936 Edomari, Hofu, Yamaguchi

(3)	Names and Titles of Representatives	Toshio Saita, Chairman and Representative Director Yasuo Tanaka, President and Representative Director Yasuyuki Ikebe, Vice President and Representative Director

(4)	Description of Business	Group business management

(5)	Capital	4,000 million yen

(6)	Fiscal Year End	End of February

(7)	Net Assets	Undetermined at present

(8)	Total Assets	Undetermined at present

6.         Outline of Accounting Treatment

It is expected that the Share Exchange will be treated for accounting purposes as an “acquisition” under the Accounting Standards for Business Combinations (ASBJ Guidance No. 21) using the purchase method, with Retail Partners as the acquirer.  The Share Exchange will generate positive goodwill (or negative goodwill) in the consolidated financial statements of Retail Partners, and because the amount of goodwill cannot be specifically estimated at present, it will be notified once that amount has been determined.

7.         Future Outlook

Forecasts for operating results and the like after the Business Integration will be announced once they are determined.  If any other matter that must be announced arises, it will be promptly announced once it arises.

End.

(Reference)                                 Consolidated Operating Performance Forecast for Current Fiscal Year (published on October 12, 2016) and Consolidated Results for Previous Fiscal Year of Retail Partners

	Consolidated Operating Revenue	Consolidated Operating Income	Consolidated Ordinary Income	Net Income Attributable to Shareholders that is Parent Company
Forecast for the Current Fiscal Year (Year ending in February 2017)	135,900 million yen	4,500 million yen	4,700 million yen	2,900 million yen

Results for the Previous Fiscal Year (Year ended in February 2016)	115,900 million yen	4,408 million yen	4,632 million yen	4,287 million yen

(Reference)                      Consolidated Operating Performance Forecast for Current Fiscal Year (published on July 29, 2016) and Consolidated Results for Previous Fiscal Year of Marukyo

	Consolidated Sales	Consolidated Operating Income	Consolidated Ordinary Income	Net Income Attributable to Shareholder that is Parent Company
Forecast for the Current Fiscal Year (Year ending in September 2016)	84,420 million yen	2,500 million yen	2,730 million yen	1,735 million yen

Results for the Previous Fiscal Year (Year ended in September 2015)	84,417 million yen	2,455 million yen	2,685 million yen	1,651 million yen